UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a – 16
AND 15d – 16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PACIFIC CENTURY CYBERWORKS LIMITED
(Registrant's name)

39th Floor, PCCW Tower, TaiKoo Place,
979 King's Road, Quarry Bay, Hong Kong

(Address of principal executive offices)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PACIFIC CENTURY CYBERWORKS LIMITED

Dated: 2 July, 2002 By Fiona Nott

Fiona Nott
Company Secretary

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Pacific Century CyberWorks Limited announces that on July 1, 2002 it filed its annual report on
States securities laws differ from those of Hong Kong, which is where the Company has its primary
and public investors.

In particular, certain financial information of the Company and its subsidiaries for the year ended
principles generally accepted in Hong Kong. The most significant of these differences include (a)
acquisition of HKT, in particular the requirement to consolidate its interests in HKT Group's IP
recognize goodwill as an asset for US GAAP and amortize the value over its expected useful life
using undiscounted cash flows under US GAAP; (e) the requirements for marking-to-market deriva

INTRODUCTION

The Company's shares, in the form of American Depositary Receipts (ADRs), are listed on the New York Stock Exchange, Inc. and the Company is subject to certain filing requirements under the securities laws of the United States. In accordance with those requirements, on July 1, 2002 the Company filed its annual return on Form 20-F with the SEC. As the disclosure requirements of the US securities laws differ from those of Hong Kong, which is where the Company has its primary listing, certain information included in the Company's annual report on Form 20-F has not previously been announced by the Company for the general information of the Company's shareholders and public investors. The Company wishes to announce certain information for the general information of the Company's shareholders and public investors. A copy of the annual report on Form 20-F is available on the Company's Internet website at www.pccw.com under "Investors" and "Announcements". A copy of the annual report on Form 20-F is also available for inspection at the Company's registered office.

EXTRACTS FROM FORM 20-F

The following is extracted and summarized from the Form 20-F and the exhibits thereto filed with the SEC.

Our primary financial statements have been prepared in accordance with HK GAAP, which differ in certain significant respects from US GAAP. Following is a summary of the Group's major balance sheet captions under HK GAAP compared to the corresponding balances under US GAAP as of December 31, 2001 and 2000.

	HK GAAP		US GAAP	
As at December 31,	**2001**	**2000**	**2001**	**2000**
		(Restated) *(note p)*		
	(Amounts expressed in millions of Hong Kong dollars)			
Total assets	52,521	69,203	193,669	242,635
Net (liabilities)/assets	(7,097)	(14,133)	127,709	146,616
Minority interests	544	723	544	723

Net (liabilities)/assets	(7,097)	(14,133)	127,709	146,616
Minority interests	544	723	544	723
Share capital	1,135	1,094	1,135	1,094
(Deficit)/reserves	(8,776)	(15,950)	126,030	144,799
Shareholders' (deficit)/equity	(7,641)	(14,856)	127,165	145,893

The following table summarizes the adjustments considered necessary to restate profit/(loss) attributable to shareholders to US GAAP giving effect to significant differences between HK GAAP and US GAAP.

		Year ended December 31,		
		2001	**2000**	**1999**
	Notes	*HK$*	*HK$*	*HK$*
			(Restate) (Note p)	
		(in millions, except per Share and per ADS data)		
Profit/(Loss) attributable to shareholders as reported under HK GAAP		1,892	(129,297)	347
US GAAP adjustments:				
Provision for impairment of goodwill and intangible assets	(b), (p)	(10,345)	118,026	—
Amortization of goodwill and intangible assets	(a), (b)	(8,433)	(4,051)	(231)
Mark-to-market of derivatives and marketable securities	(d)	(551)	1,648	(1,422)
Employee stock option scheme	(e)	(427)	(392)	(50)
Depreciation of investment properties	(f)	(153)	(103)	(50)
Deferral of up-front fees	(g)	(135)	(94)	—
Expenses relating to non-employee stock options	(h)	(100)	(401)	—
Expenses relating to onerous contracts	(i)	(477)	—	—
Deferred taxes	(j)	(131)	(80)	34
Retirement scheme costs	(k)	25	57	—
Reverse acquisition accounting for Tricom	(m)	—	—	17
Others		(141)	116	—
Loss attributable to shareholders under US GAAP		(18,976)	(14,571)	(1,355)
Loss per share under US GAAP				
Basic		(82.37) cents	(93.82) cents	(21.41) cents
Diluted		(82.37) cents	(93.82) cents	(21.41) cents
Loss per ADS under US GAAP*				

Loss per ADS under US GAAP*			
Basic	(823.74) cents	(938.20) cents	(214.10) cents
Diluted	(823.74) cents	(938.20) cents	(214.10) cents

* *One ADS is equivalent to 10 Shares.*

The following table summarizes the effect on shareholders' (deficit)/equity of the differences between HK GAAP and US GAAP.

	Notes	December 31, 2001 HK$	December 31, 2000 HK$
		(in millions)	
Shareholders' deficit as reported under HK GAAP		(7,641)	(14,856)
US GAAP adjustments:			
Reverse acquisition accounting for Tricom	(m)	189	189
Goodwill and intangible assets	(a),(b),(p)	134,445	159,605
Accumulated depreciation on investment properties	(f)	(306)	(153)
Investments in derivatives and investment securities	(c), (d)	51	602
Property revaluation reserve	(f)	(41)	(342)
Retirement scheme costs	(k)	89	64
Stock option scheme	(e)	—	885
Deferral of up-front fees	(g)	(229)	(94)
Deferred taxes	(j)	(211)	(80)
Stock options granted to non-employees	(h)	(111)	(11)
Expenses relating to onerous contracts	(i)	929	—
Others		1	84
		134,806	160,749
Shareholders' equity under US GAAP		127,165	145,893

(a) **Accounting for goodwill**

Prior to January 1, 2001, under HK GAAP, goodwill arising on the acquisitions of subsidiaries, businesses, associated companies or jointly controlled companies has been charged directly to reserves on consolidation.

Under US GAAP, the purchase consideration has been allocated to the identifiable net assets acquired based on their fair values, with any residual accounted for as an asset, goodwill, and amortized over the estimated period of benefits ranging from ten years for internet and technology businesses and up to 20 years for telecommunications businesses.

(b) **Accounting for identifiable intangible assets**

Under HK GAAP, identifiable intangible assets have been limited to those assets that can be identified and controlled, and for which the existence of future economic benefits can be determined. In the event the criteria cannot be met, identifiable intangibles are required to be classified as a component of goodwill.

Under US GAAP, identifiable intangible assets are required to be determined separately from goodwill based on fair value.

PCCW 電訊盈科

Pacific Century CyberWorks Limited
電訊盈科有限公司

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

rt on Form 20-F with the United States Securities and Exchange Commission in accordance with the requ imary listing, certain information included in the Company's annual report on Form 20-F has not previously

nded December 31, 2001 included in the Form 20-F has been reconciled to generally accepted accounting de (a) the accounting for the Company's merger with PCCW Properties that was completed in August 199 's IP Backbone Business and Hong Kong wireless communications business until the completion of the T .l life in contrast to charging goodwill directly to shareholders' reserves as allowed under HK GAAP for derivatives and trading securities under US GAAP; and (f) the requirement under US GAAP to measure ass

Under US GAAP, intangible assets are amortized on a straight-line basis over their estimated useful lives.

As of December 31, 2001 and 2000, uncertainties associated with Internet business indicated that the carrying values of certain goodwill, acquired in purchase business combinations and recorded under US GAAP, might no longer be recoverable. Management has performed an assessment of these circumstances and provided for impairments based on the excess of the business enterprise value less the net assets as of the assessment date.

Under HK GAAP, impairment loss is recognized based on the excess, if any, of the carrying value of the intangible assets over the recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use.

In connection with the contribution of the Group's IP Backbone Business to Reach in February 2001, the Group de-consolidated the individual categories of assets and liabilities of the related business and recorded its investment in Reach as an investment in jointly controlled companies under the one-line equity method of accounting. The Group reflected these amounts at fair value, recording an impairment of HK$9,976 million, as the fair value was determined to be less than the Group's carrying amount of the IP Backbone Business at the formation of the joint venture under US GAAP.

(c) **Measurement date for the market price of acquirer securities**

Under HK GAAP, the value of the acquirer's marketable equity securities issued to effect a purchase business combination is determined on the effective date of the acquisition which is the earlier of the date on which consideration passes or the date on which an offer becomes or is declared unconditional.

Under US GAAP, the value of the acquirer's marketable equity securities issued to effect a purchase business combination should be determined based on the earliest date, from the date the terms of the acquisition are agreed to and announced to the date of final application of the formula pursuant to the acquisition agreement, on which subsequent applications of the formula do not result in a change in the number of shares or the amount of other consideration without regard to the need to obtain shareholder and regulatory approvals.

The measurement date for the acquisition of HKT has been determined for US GAAP to be May 25, 2000, the date of announcement of the recommendation of a Scheme of Arrangement by the HKT board and independent directors to its shareholders. The use of this measurement date resulted in a decrease in goodwill for US GAAP purposes of HK$9,789 million as of the acquisition date.

be May 25, 2000, the date of announcement of the recommendation of a Scheme of Arrangement by the HKT board and independent directors to its shareholders. The use of this measurement date resulted in a decrease in goodwill for US GAAP purposes of HK$9,789 million as of the acquisition date.

(d) **Investment in marketable equity securities**

Under HK GAAP, investments in marketable equity securities are classified as either investment securities or other investments. Investment securities are included in the balance sheet at cost less any provision for impairment. Provisions, if any, are reversed to the income statement when the circumstances and events that led to the provision cease to exist. Other investments are carried at fair value in the balance sheet and any unrealized holding gain or loss is recognized in the income statement.

Under US GAAP, investments in marketable equity securities are classified as either available-for-sale or trading securities. Trading securities are bought and held principally for the purpose of selling them in the near term and, thus, held for only a short period of time. Trading securities are carried at fair value and any unrealized gains or losses are included in net profit or loss for the period. Available-for-sale securities are investments not classified as trading securities. Available-for-sale securities are carried at fair value and any unrealized gains or losses are reported as a component of comprehensive income.

If a decline in fair value of available-for-sale securities is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings as a realized loss. The new cost basis is not changed for subsequent recoveries in fair value. Subsequent increases in the fair value (and subsequent decreases in fair value, if not other-than-temporary) of available-for-sale securities are included as a component of comprehensive income.

(e) **Share option scheme**

The Group follows the current practice in Hong Kong that no accounting entry is made on grant of share options to employees. Under US GAAP, compensation expense for share options is recognized at the date of grant and amortized over the vesting period. The amount of compensation expense is determined based upon the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant and is amortized over the vesting period of the option concerned.

During 2001, the Group cancelled and reissued certain staff options that had the effect of re-pricing the previously outstanding options. Under US GAAP, variable option accounting is applied for these options and the difference between the intrinsic value of the new share options granted and the intrinsic value of the old share options is calculated and amortized to income, requiring remeasurement at each reporting date.

(f) **Investment properties**

Under HK GAAP, investment properties are stated on the basis of appraised values and depreciation is not provided. Under US GAAP, investment properties not held for resale are stated at historical cost less accumulated depreciation.

(g) **Revenue recognition**

Under HK GAAP, revenues are recognized when services are provided, including up-front fees received for installation of equipment and activation of customer service, among others.

In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". SAB No. 101, applicable to financial statements prepared in accordance with US GAAP, requires, in certain cases, non-refundable up-front fees for services to be deferred and recognized over the longer of the contractual period or the expected customer relationship. Under US GAAP, the Group amortizes these up-front fees over periods of 20 years.

(h) **Share Options**

Under HK GAAP, share options issued for the provision of goods and services are not recognized in the Group's financial statements.

Under US GAAP, the fair value of the share options granted is recorded to reflect these transactions on a similar basis as if such goods or services had been paid for in cash.

(i) **Onerous contract**

Under HK GAAP, if an enterprise has a contract that is onerous, the present obligation under the contract should be recognized and measured as a provision. An onerous contract is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Under US GAAP, no provision is required for obligations under an onerous contract.

(j) **Deferred income taxes**

Under HK GAAP, if an enterprise has a contract that is onerous, the present obligation under the contract should be recognized and measured as a provision. An onerous contract is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Under US GAAP, no provision is required for obligations under an onerous contract.

(j) **Deferred income taxes**

Under HK GAAP, the Group provides deferred taxes for timing differences only to the extent that it is probable that a liability or asset will crystallize in the foreseeable future. US GAAP requires full provision for deferred taxes under the asset and liability method on all temporary differences.

For HK GAAP purposes, deferred taxes are provided using the liability method whereby it is calculated using tax rates estimated to be applicable when timing differences reverse.

For US GAAP purposes, deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carryforwards using enacted tax rates expected to be in effect when these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely than not that such assets will not be realized.

Under HK GAAP, deferred income taxes are recognized in a business combination to the extent that it is probable that an asset or liability will arise in the foreseeable future.

Under US GAAP, a deferred tax liability or asset is recognized for differences between the assigned values and the tax bases of the assets and liabilities except for goodwill that is not deductible for tax purposes.

(k) **Retirement scheme costs**

The Group's policy for HK GAAP purposes is that the regular cost of providing retirement benefits is charged to the income statement over the service lives of the members of the schemes on the basis of level percentages of pensionable pay. Variations from regular cost arising from periodic actuarial valuations are allocated to the income statement over the expected remaining service lives of the members. US GAAP requires that retirement scheme costs be recorded in accordance with Statement of Financial Accounting Standard ("SFAS") No. 87, "Employers' Accounting for Pensions" which recognizes in each accounting period the cost of providing retirement benefits earned by employees in that period.

In conjunction with the acquisition of HKT, PCCW assumed sponsorship of HKT's defined benefit plans.

(l) **Accounting for subsidiaries under temporary control**

Under HK GAAP, the Group's control over its interests in HKT Group's IP Backbone Business and Hong Kong wireless communications business was intended to be temporary, and accordingly, the Group did not consolidate the subsidiaries that operated these businesses. Under US GAAP, the application of accounting principles with regard to temporary control is restricted to those circumstances that lie outside of the Group's control, except in specific situations wherein the disposal of an entire subsidiary is contemplated at the time of acquisition in a business combination. Accordingly, the Group is precluded from excluding these businesses from its consolidation until the completion of the Telstra alliance in February 2001.

As a result of this difference, the Group's consolidated assets and liabilities as of December 31, 2000 and revenues for the year ended December 31, 2000 reported under US GAAP are significantly higher than the corresponding amounts reported under HK GAAP.

Upon completion of the Telstra alliance in February 2001, the Group reflected its IP Backbone alliance as the formation of a joint venture together with a disposal of its 60% interest in the Hong Kong wireless communications business. Subsequently, the Group has presented its respective interests in these businesses under US GAAP using the equity method of accounting. Accordingly, a fundamental change has occurred from February 2001 in the presentation of the Group's financial results in accordance with US GAAP, including (i) the de-consolidation of individual categories of assets and liabilities to reflect such amounts as part of the investment in each business under the one-line equity method, and (ii) the exclusion of separate categories of revenues and expenses for these businesses, reflecting such amounts as equity in earnings of associates based on the Group's economic interest in each business.

(m) **Accounting for reverse acquisitions**

Under HK GAAP, in 1999, the common practice was for the accounting treatment to follow the legal treatment, such that the legal acquirer is treated as the accounting acquirer. The legal acquirer applies the purchase method to the separable assets, including goodwill, and liabilities of the target company and accordingly, such assets and liabilities will be carried at loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ɜ requirements of the United States securities laws. As the disclosure requirements of the United iously been announced by the Company for the general information of the Company's shareholders

nting principles in the United States, which differs in certain significant respects from accounting t 1999 and was required to be reflected as a reverse merger under US GAAP; (b) the Company's the Telstra Alliance in February 2001 under US GAAP; (c) the requirement for the Company to ᵓ for transactions completed prior to January 1, 2001; (d) the assessment of goodwill impairment re assets acquired in exchange for the Company's options based on the fair value of those options.

their fair values in the consolidated financial statements of the combined enterprise. The assets and liabilities of the legal acquirer are recorded at their historical carrying values in the consolidated financial statements of the combined enterprise.

Under US GAAP, when control of the combined enterprise passes to the owners of the target company whose shares have been acquired, the target company is considered the "accounting acquirer". In these circumstances, the legal acquirer is treated, for accounting purposes, as the "target company". The accounting acquirer applies the purchase method of accounting to the separable assets, including goodwill, and liabilities of the legal acquirer. The assets and liabilities of the accounting acquirer are recorded at their historical carrying values in the consolidated financial statements of the combined enterprise.

As a result of the treatment of reverse acquisition of Tricom in 1999, the legal acquirer, under US GAAP, the reconciliation of the 1999 net income from HK GAAP to US GAAP results in the elimination of Tricom's historical results and the inclusion of the combined financial results of PCCW Properties, the accounting acquirer.

(n) **Impairment of long-lived assets**

Under HK GAAP, if an indication of impairment exists, the asset's recoverable amount is estimated based on fair value and an impairment loss is recognized in the income statement whenever the carrying value of an asset exceeds its recoverable amount. Also, an impairment of long-lived assets is charged to the income statement as an expense unless it reverses a previous revaluation increase, in which case, it is charged directly against any related revaluation reserve to the extent the reduction does not exceed the amount held in the revaluation reserve in respect of the same item.

Under US GAAP, impairments of long-lived assets, based on fair value, are charged to the income statement as an expense if the total expected undiscounted future cash flows or salvage value used to determine an indication of impairment is less than the carrying value of the asset, establishing a new cost basis. The new cost basis is not changed for subsequent recoveries in fair value.

(o) **Derivative instruments**

Under HK GAAP, derivative instruments are not recognized in financial statements.

(o) **Derivative instruments**

Under HK GAAP, derivative instruments are not recognized in financial statements.

Under US GAAP, derivative instruments not designated and effective as hedges are reflected at their fair value with a corresponding entry to consolidated income.

In 1999, the Group issued an option, to the minority shareholder of a subsidiary to enable the minority shareholder to exchange its shares in the subsidiary for a fixed number of shares to be issued by the Company. For US GAAP purposes, the transaction has been reflected as if the acquisition of the minority interest in a subsidiary operating in the Internet Services segment had occurred at the date of grant. This instrument has been recorded based on the fair value at the date of grant and purchase accounting has been applied to allocate value to the net assets acquired.

(p) **Adjustments retrospectively applied upon adoption of new accounting standards in Hong Kong**

i. ***Adoption of Statement of Standard Accounting Practices ("SSAP") 30 "Business Combinations", SSAP 31 "Impairment of Assets" and Interpretation 13 "Goodwill - continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves"***

SSAP 31 prescribes procedures to be applied to ensure that assets are carried at not more than their recoverable amounts. The Group is required to assess at each balance sheet date whether there are any indications that assets may be impaired, and if there are such indications, the recoverable amount of the assets is to be determined. Any resulting impairment losses identified are charged to the income statement.

In accordance with the provisions of Interpretation 13, assessments of impairment of goodwill also apply to goodwill previously eliminated against reserves which will not be restated at the time of adoption of SSAP 30. Any impairment loss identified in respect of goodwill previously eliminated against reserves is to be recognized as an expense in the income statement. The amendments to SSAP 30 and the provisions of Interpretation 13 are required to be reflected in accordance with the requirements of SSAP 2 and the transitional provisions in SSAP 30.

The Group has performed an assessment of the fair value of its assets, including the related goodwill that had previously been charged to reserves, as at December 31, 2000. As a result, the Group and the Company have retrospectively restated their previously reported net loss for the year ended December 31, 2000 by HK$122,390 million for the impairment of goodwill arising from the acquisitions of subsidiaries, associates and jointly controlled companies.

ii. ***Adoption of SSAP 28, "Provisions, Contingent Liabilities, and Contingent Assets"***

SSAP 28 clarifies the measurement and disclosures for provisions, contingent liabilities, and contingent assets.

In performing its assessment of the effects of adopting SSAP 28 (including the potential effects on prior years), the Group determined that its share option agreement with the minority shareholder of a subsidiary company would require the Company to issue, at the option of the holder, 1,003,070,000 new ordinary shares of the Company in exchange for the minority shareholder's remaining interests in the subsidiary even though the fair value of that subsidiary had substantially declined since entering into the option agreement in 1999. As a result of the Group's assessment of the prospective financial performance of the core business of that subsidiary since its launch in June 2000, management believes the minority shareholder's exercise of the option is assured. The minority shareholder began exercising its option in 2001.

The Company's additional investments in the subsidiary would initially have to be recorded at the fair value of the shares issued. Given the decline in value of the subsidiary, the Company experienced an immediate loss on its additional investment in the subsidiary. Accordingly, the option agreement is considered to be an onerous contract as at December 31, 2000. In accordance with the provisions of SSAP 28, the Group has recorded a provision of HK$3,234 million relating to its obligation under the share option agreement. The effect of this adjustment has been reported as an adjustment to the balance of accumulated deficit of the Group as at January 1, 2001. Comparative financial information for the year ended December 31, 2000 has not been restated as permitted by the transitional provisions of SSAP 28. Changes in the estimated fair value of the Group's unsettled obligation have been and will be reported as a component of income or expense.

the subsidiary. Accordingly, the option agreement is considered to be an onerous contract as at December 31, 2000. In accordance with the provisions of SSAP 28, the Group has recorded a provision of HK$3,234 million relating to its obligation under the share option agreement. The effect of this adjustment has been reported as an adjustment to the balance of accumulated deficit of the Group as at January 1, 2001. Comparative financial information for the year ended December 31, 2000 has not been restated as permitted by the transitional provisions of SSAP 28. Changes in the estimated fair value of the Group's unsettled obligation have been and will be reported as a component of income or expense.

TERMS USED IN THIS ANNOUNCEMENT

"ADS"	American depositary shares, each representing 10 Shares, being rights and interests in the Shares deposited with Citibank, N.A. as depositary pursuant to the securities law and regulations of the US
"Company" or "PCCW"	Pacific Century CyberWorks Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Group"	the Company and its subsidiaries
"HK GAAP"	generally accepted accounting principles in Hong Kong
"HK$"	Hong Kong dollars
"HKT"	PCCW-HKT Limited (formerly known as Cable & Wireless HKT Limited), a company incorporated in Hong Kong with limited liability
"HKT Group"	HKT and its subsidiaries prior to the Scheme of Arrangement
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"IP Backbone Business"	the international wholesale business and assets (including submarine cables, satellite assets, points of presence and other Internet protocol backbone infrastructure assets) previously held by the HKT Group but which now comprises part of the Telstra Alliance
"PCCW Properties"	PCCW Properties Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company
"Scheme of Arrangement"	the scheme of arrangement between HKT and its then shareholders under Section 166 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) which became effective on August 17, 2000
"SEC"	the Securities and Exchange Commission of the United States
"Shareholder(s)"	holder(s) of Shares
"Shares"	shares of HK$0.05 each in the capital of the Company
"Share Option Scheme"	the employee share option scheme of the Company adopted on September 20, 1994 (as amended on May 23, 2002)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Telstra Alliance"	the strategic alliance between certain members of the Group and Telstra Corporation Limited which completed with effect as of February 2001
"Tricom"	Tricom Holdings Limited, the name of the Company prior to its acquisition of PCCW Properties in August 1999
"US" or "United States"	the United States of America, its territories and possessions, any State of the United States and the District of Columbia
"US GAAP"	generally accepted accounting principles in the United States
"US$" or "$"	United States dollars

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, July 1, 2002

In this announcement, unless stated otherwise herein, certain amounts quoted in US dollars have been translated into Hong Kong dollars at the reference rate of US$1.00 to HK$7.80 for information purposes only. Such translation should not be construed on a representation that the relevant amounts have been, could have been or could be, converted at that or any other rate or at all.